Exhibit 99.1

XOMA Reports Financial Results for First Quarter 2012 and Highlights Recent Achievements

– XOMA’s cash position enhanced by the $36.2 million raised in recent equity offering –

BERKELEY, Calif., May 8, 2012 (GLOBE NEWSWIRE) -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its financial results and operational highlights for the quarter ended March 31, 2012.

XOMA reported total revenues of $9.9 million in the first quarter of 2012, compared with $15.6 million in the corresponding period of 2011.  The decrease in 2012 revenues was due to revenue recognized in 2011 from the up-front payment received from Les Laboratoires Servier (Servier) upon the execution of the collaboration agreement to develop and commercialize gevokizumab in multiple indications.  The net loss for the first quarter of 2012 included a non-cash charge of $14.4 million (or $0.33 per share), as a result of the accounting rules relating to the valuation and classification of warrants.  For the quarter ended March 31, 2012, XOMA had a net loss of $30.4 million (or $0.69 per share), compared with a net loss of $6.3 million, or $0.22 per share, for the quarter ended March 31, 2011.  Excluding the increase in the non-cash revaluation of contingent warrant liabilities, which resulted primarily from the appreciation of XOMA’s stock price, net loss in the first quarter of 2012 was $16.0 million (or $0.36 per share).

“The first quarter of 2012 was of significant importance to XOMA’s future.  We implemented our strategy to focus directly on value-creating activities, primarily the gevokizumab Phase 3 non-infectious uveitis clinical program and the proof-of-concept studies.  Our strategic decisions and the potential of gevokizumab to treat multiple inflammatory diseases drew the attention of some of the leading investors in biotechnology.  Their support resulted in our ability to add over $36 million of cash to our balance sheet, which we expect will enable us to fund all of our operations well into 2014. This in turn allows our team to focus on building shareholder value by executing and delivering clinical results,” stated John Varian, Chief Executive Officer.  “We remain on track to initiate both our Phase 3 non-infectious uveitis trial and our Phase 2 proof-of-concept study for erosive osteoarthritis of the hand by the end of June.”

In January 2012, XOMA announced a streamlining of its operations and an associated reduction in personnel, which are reflected in the reduction of the company’s expenses during the first quarter of 2012.  Research and development expenses for the first quarter of 2012 were $15.8 million, compared with $17.3 million in the corresponding period of 2011.  General and administrative expenses were $4.7 million in the first quarter of 2012, a 13 percent reduction from $5.4 million incurred in the first quarter of 2011.  As a result of the company’s streamlining activities, XOMA took a charge of $3.8 million during the first quarter of 2012.  The company currently anticipates the streamlining activities will result in total charges of $5.9 million, of which $3.0 million will be cash charges in 2012.

On March 31, 2012, XOMA had cash and cash equivalents of $74.9 million, including proceeds from the company’s March 2012 equity offering.  The Company ended December 31, 2011, with cash and cash equivalents of $48.3 million.

First Quarter 2012 Operational Actions and Achievements
•
On January 5, XOMA announced the appointment of John Varian as Chief Executive Officer, in addition to his continued position as a member of the Board of Directors.  Concurrently, Mr. Varian announced the streamlining of XOMA’s operations to focus on value-creating activities, primarily the expansion of gevokizumab’s clinical development program.  The streamlining resulted in

o	a personnel reduction of 84 positions
o	the decision to outsource Phase 3 and commercial-scale manufacturing
o	the elimination of internal research functions that were non-differentiated or obtainable cost-effectively through contract service providers
o	an anticipated reduction in G&A spending of 20%, versus the prior year, to support the leaner organization
o	the decision to complete the biodefense contracts XOMA has in place but not actively pursue future contracts.
•
On January 17, XOMA announced the launch of its commercial operations through the acquisition of U.S. development and commercialization rights to ACEON® (perindopril erbumine) and a portfolio of fixed-dose combination product candidates incorporating a patent-protected version of perindopril from Servier.

•
In February, XOMA enrolled its first patient in the PATH (Perindopril Amlodipine for the Treatment of Hypertension) trial.  The three-arm trial is expected to enroll approximately 816 patients with hypertension to determine the safety and efficacy of the fixed-dose combination versus either perindopril or amlodipine alone.  Based on regulatory interaction to date, if the trial generates positive results, it is expected to be the only efficacy trial needed to complement existing clinical data and will support the submission of an application to the FDA seeking approval for perindopril amlodipine candidate.  The study will be funded in part through a co-development arrangement with Servier with the balance expected to be provided by the profits generated from U.S. ACEON® sales.

•
On March 9, XOMA completed the sale of 29,669,154 shares of its common stock, and accompanying warrants to purchase one half of a share of common stock for each share purchased, at a public offering price of $1.32 per share.  Gross proceeds from the offering were approximately $39.2 million and net proceeds were approximately $36.2 million.  Full details related to the accounting of warrants and changes in valuation can be found in the company’s Form 10-Q filed with Securities and Exchange Commission.

•
On March 14, XOMA communicated its intention to initiate the second gevokizumab Phase 2 proof-of-concept study in erosive osteoarthritis of the hand (EOA) during the second quarter of 2012.  EOA is caused by the breakdown of the body’s natural balance between cartilage formation and degradation, which leads to the narrowing of the space between the first and second joints in the fingers.  Patients experience significant pain, stiffness, and ultimately loss of function.

2012 Guidance
The Company reaffirmed the anticipated cash used in ongoing operating activities during 2012 to be approximately $35 million, as announced on January 5, 2012.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, May 8, 2012, at 4:30 p.m. ET.  The webcast can be accessed via the Investors section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on August 8, 2012.

Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).  A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on May 15, 2012.  Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 72993480.

About XOMA Corporation
XOMA combines a portfolio of innovative therapeutic antibodies, both in late-stage clinical development and in preclinical research, with its recently launched commercial operations.  XOMA focuses its antibody research and development on allosteric modulation, which offers opportunities for new classes of therapeutic antibodies to treat a wide range of human diseases.  XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with Les Laboratoires Servier (Servier) through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases.  XOMA’s scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of diabetes.  In order to retain significant value from its scientific discoveries, XOMA initiated commercial operations in January 2012 through the licensing of U.S. commercial rights to Servier’s ACEON® (perindopril erbumine) and a patent-protected portfolio of product candidates.

More detailed information can be found at www.xoma.com.  The XOMA Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5960

** Tables Follow **

Forward-Looking Statements
Certain statements contained herein concerning timing of initiation of clinical trials, anticipated size of clinical trials, continued sales of approved products, regulatory approval of unapproved product candidates, anticipated restructuring charges, anticipated expense reductions, sufficiency of our cash resources and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the timing of initiation of clinical trials may be delayed or may never occur as a result of actions or inaction by regulators or present or future collaboration partners, complications in the design, implementation or third-party approval of clinical trials, complications in the collection or interpretation of statistical data or unanticipated safety issues; clinical trials may not reach their anticipated size if they are not initiated or due to enrollment issues such as unavailability of patients, competing product candidates or unanticipated safety issues; continued sales of approved products may be impacted by XOMA's ability to implement its marketing efforts, competition or unanticipated safety issues; regulatory approval of unapproved product candidates may be affected by the results of future clinical trials, actions or inaction by the FDA or unanticipated safety issues; restructuring charges may be other than as anticipated if we have not estimated them properly or if we implement additional or different streamlining activities; expense reductions may not be realized if anticipated savings are offset by other expenses or if we make other changes in our business; the period for which our cash resources are sufficient could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated, if anticipated revenue or cost sharing arrangements do not materialize, or if funds are not otherwise available on acceptable terms; and anticipated levels of cash utilization may be other than as expected due to unavailability of additional licensing or collaboration opportunities, inability to obtain the services of contract manufacturing or service providers on anticipated terms, higher than expected costs for clinical trials, outsourced manufacturing or other services, the effects of the pace of development spending in light of the terms of XOMA's existing collaboration arrangements, or unanticipated changes in XOMA's research and development programs or other businesses.

These and other risks, including those related to current economic and financial market conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative or licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations and their discretion in decision-making; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up, manufacturing and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; and uncertainties as to the costs of protecting intellectual property, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

XOMA Corporation
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share amounts)

	Three months ended March 31,
	2012	2011
Revenues:
License and collaborative fees	$1,014	$5,827
Contract and other	8,851	9,768
Total revenues	9,865	15,595
Operating expenses:
Research and development	15,771	17,347
Selling, general and administrative	4,679	5,369
Restructuring	3,777	-
Total operating expenses	24,227	22,716
Loss from operations	(14,362)	(7,121)
Other income (expense):
Interest expense	(1,042)	(532)
Other (expense) income	(664)	(1,057)
Revaluation of contingent warrant liabilities	(14,357)	2,390
Net loss before taxes	(30,425)	(6,320)
Provision for income tax expense	-	(15)
Net loss	$(30,425)	$(6,335)
Basic and diluted net loss per share of common stock	$(0.69)	$(0.22)

Shares used in computing basic and diluted net loss per share of common stock	44,353	29,180

XOMA Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$74,887	$48,344
Trade and other receivables, net	10,164	12,332
Prepaid expenses and other current assets	3,674	2,019
Total current assets	88,725	62,695
Property and equipment, net	10,329	12,709
Other assets	2,268	2,632
Total assets	$101,322	$78,036

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,852	$2,128
Accrued and other liabilities	6,297	10,012
Deferred revenue	6,912	5,695
Interest bearing obligation – current	2,796	2,796
Total current liabilities	18,857	20,631
Deferred revenue – long-term	7,207	7,539
Interest bearing obligations – long-term	33,569	33,524
Contingent warrant liabilities	21,122	379
Other liabilities – long term	1,079	952
Total liabilities	81,834	63,025
Stockholders’ equity	19,488	15,011
Total liabilities and stockholders' equity	$101,322	$78,036

Contingent warrant liabilities	March 31, 2012
Balance at December 31, 2011	$379
Initial fair value of warrants issued in March 2012	6,390
Reclassification to equity upon exercise of warrants	(4)
Net increase in fair value of contingent warrant liabilities upon revaluation	14,357
Balance at March 31, 2012	$21,122

CONTACT: XOMA Corporation

         Company and Investor Contact:
         Ashleigh Barreto
         510-204-7482
         barreto@xoma.com

         Juliane Snowden
         The Oratorium Group, LLC
         jsnowden@oratoriumgroup.com

         Media Contact:
         Canale Communications
         Carolyn Hawley
         619-849-5375
         carolyn@canalecomm.com